Prospectus Supplement

Security Life of Denver Insurance Company and its Security Life Separate Account L1, Security Life Separate Account A1, Security Life Separate Account S-L1 and Security Life Separate Account S-A1

Supplement dated October 7, 2005, to your current Variable Annuity/Life Insurance Prospectus

This supplement updates certain information contained in your current variable annuity/life insurance prospectus. Please read it carefully and keep it with your product prospectus for future reference.

NOTICE OF FUND SUBSTITUTIONS

Security Life of Denver Insurance Company (the "Company") and Security Life Separate Account L1, Security Life Separate Account A1, Security Life Separate Account S-L1 and Security Life Separate Account S-A1 (the "Variable Accounts") have filed an application with the Securities and Exchange Commission to permit certain funds in which the subaccounts of the Variable Accounts invest (the "Replaced Funds") to be replaced with certain other funds (the "Substitute Funds").

Reasons for the Substitutions. The principal purposes of the substitutions are as follows:

- **Implement Business Plan.** The substitutions are part of an overall business plan to provide a more streamlined, standardized, simplified and consolidated current array of funds available through the Company's products.

- **Reduced Costs and Greater Influence**. Including too many different funds with different investment advisers within the Company's products makes those products more costly to administer. The Company believes that making available affiliated funds, generally managed by third party asset managers, will lead to increased efficiencies, greater influence over the administrative aspects of the funds and reduced costs.

- **Due Diligence.** The substitutions will allow the Company to respond to concerns identified in their due diligence review of the funds available through the products, including concerns related to changes in fund managers, performance, customer service, operational support, regulatory investigations, legal proceedings and claims.

The following funds are involved in the substitutions:

Replaced Funds	Substitute Funds
Pioneer Small Cap Value VCT Portfolio (Class I)	ING Columbia Small Cap Value Portfolio (Initial Class)
Neuberger Berman AMT Growth Portfolio (Class I)	ING FMR^{SM} Diversified Mid Cap Portfolio (Class I)
Fidelity$^®$ VIP Growth Portfolio (Initial Class) Fidelity$^®$ VIP Growth Portfolio (Service Class)	ING FMR^{SM} Earnings Growth Portfolio (Class I)
Van Eck Worldwide Emerging Markets Fund (Initial Class)	ING JPMorgan Emerging Markets Equity Portfolio (Class I)
Neuberger Berman AMT Limited Maturity Bond Portfolio (Class I)	ING Limited Maturity Bond Portfolio (Class S)

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Replaced Funds	Substitute Funds
ING Liquid Assets Portfolio (Class S)	ING Liquid Assets Portfolio (Class I)
AIM V.I. Government Securities Fund (Series I)	ING Lord Abbett U.S. Government Portfolio (Initial Class)
Fidelity® VIP *Asset Manager*SM Portfolio (Initial Class)	ING VP Balanced Portfolio (Class I)
Fidelity® VIP *Asset Manager*SM Portfolio (Service Class)	
Fidelity® VIP High Income Portfolio (Initial Class)	ING VP High Yield Bond Portfolio (Class I)
Fidelity® VIP High Income Portfolio (Service Class)	
Fidelity® VIP Overseas Portfolio (Initial Class)	ING VP Index Plus International Equity Portfolio (Class S)
Fidelity® VIP Overseas Portfolio (Service Class)	
Putnam VT Small Cap Value Fund (Class 1B)	ING Wells Fargo Small Cap Disciplined Portfolio (Class S)

Not all of the Replaced Funds may be available through your variable annuity contract/life insurance policy. Please refer to your product prospectus for the list of Replaced Funds available to you.

Important Information about the Proposed Substitutions.

- Prior to the effective date of the substitutions you will receive another prospectus supplement which will indicate the effective date of the substitutions, provide you with further details about each Substitute Fund and reiterate your rights related to the substitutions. You will also receive a prospectus for each of the Substitute Funds.

- Prior to the effective date of the substitutions and for thirty days thereafter you may transfer amounts allocated to a subaccount which invests in a Replaced Fund to any other subaccount or the fixed account free of charge and any such transfer will not count as a transfer when imposing any applicable restriction or limit on transfers.

- On the effective date of the substitutions all amounts you have allocated to a subaccount which invests in a Replaced Fund will automatically be reallocated to the corresponding Substitute Fund. Thereafter, all future allocations directed to a subaccount which invested in a Replaced Fund will be automatically allocated to the corresponding Substitute Fund.

- You will not incur any fees or charges or any tax liability because of the substitutions, and your contract/policy value immediately before the substitutions will equal your contract/policy value immediately after the substitutions.

- The total expenses of each Substitute Fund are less than or equal to the total expenses of the corresponding Replaced Fund. The fees and expenses of each Substitute Fund will be provided to you prior to the date of the substitutions.

- The investment objective and policies of each Substitute Fund are substantially the same as, similar to or consistent with the investment objective and policies of the corresponding Replaced Fund. The investment objective of each Substitute Fund along with information about each Substitute Fund's investment adviser/subadviser will be provided to you prior to the date of the substitutions.